Exhibit 99.1

Dejour Releases 2013 Q1 Results

14% Increase in Daily Oil Production; Drilling Commences at Kokopelli

Vancouver, BC, May 15, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, has released its financial results for the three months ended March 31, 2013. Summary of results are as follows:

	Three months ended March 31,
(in thousands of Canadian dollars, unless otherwise indicated)	2013	2012	Change
	$	$
Revenue, before royalties	2,038	1,928	6%

Income (loss)	(1,210)	(355)	241%
Basic ($/common share)	(0.008)	(0.003)	167%
Diluted ($/common share)	(0.008)	(0.003)	167%

Capital expenditures, net of dispositions	185	1,165	-84%

Total assets	26,525	28,030	-5%
Bank debt, net of working capital	8,910	6,516	37%
Shareholders’ equity	9,427	17,845	-47%

Weighted average common shares outstanding (thousands)
Basic	148,916	130,054	15%
Diluted	148,916	130,054	15%

CONSOLIDATED FINANCIAL STATEMENTS

Dejour’s audited consolidated financial statements and related notes for the three months ended March 31, 2013 will be available to the public on SEDAR @ www.sedar.com, EDGAR @ www.sec.gov and will also be posted on the Company’s website at www.dejour.com on May 16, 2013.

Dejour’s operating results for the three months ended March 31, 2013 are summarized in the table below:

	Three months ended March 31,
	2013	2012	Change

Production
Oil and natural gas liquids (bbls/d)	232	204	14%
Natural gas (mcf/d)	885	1,271	-30%
Combined (BOE/d)	379	416	-9%

Realized sales prices
Oil and natural gas liquids ($/bbl)	82.94	88.46	-6%
Natural gas ($/mcf)	3.85	2.47	56%

Operating netbacks ($/BOE)
Oil and gas revenue	59.69	50.95	17%
Royalties	(11.07)	(8.73)	27%
Operating and transportation expense	(26.67)	(25.15)	6%
Operating netback	21.95	17.07	29%

Undeveloped land
Gross acres	144,537	210,229	-31%
Net acres	112,177	101,740	10%

PRESIDENT’S MESSAGE

Dejour is pleased to report the results of operations to shareholders for the initial three months of 2013.

During the quarter we:

1.	Commenced drilling the first of three new wells at our Kokopelli field in the Piceance Basin of Colorado. Under the terms of the agreement with our financing partner, the Company will earn a “before payout” working interest of 10%-14% and a working interest after the financing partner recovers 125% of his capital cost of 28% to 39% in all wells. As at the date of this Quarterly Report the three wells have been drilled and have encountered the Williams Fork producing formation as expected. The wells are awaiting completion. The Company expects to add 150-200 BOEPD from the program;

2.	Increased production at the Drake/Woodrush Halfway “E” Pool north of Ft. St John, B.C. to an average of 421 BOEPD consisting of 281 BOPD of oil and 840 Mcf/d of gas. Average daily production for the month of March, 2013 was 11% higher than average daily production for the three months ended March 31, 2013 due to a) reduced operating downtime, and b) sustained pressure maintenance from the Company’s waterflood implemented in 2012; and

3.	Renewed our $5.95 million credit facility with our Canadian lender.

Revenue increased 6% from $1.9 million in Q1 2012 to $2.04 million for the three months ended March 31, 2013. This increase was primarily attributable to a 14% increase in oil production during the current quarter compared with Q1 2012. The Company incurred a loss of $1.2 million during Q1 2013 of which $850,000 was represented by non-cash expense amounts such as amortization, depletion, stock based compensation, and loss on disposal of exploration and evaluation assets.

Subsequent to March 31, 2013:

1.	Completed the drilling and casing of all 3 new wells at Kokopelli on budget. Now preparing for completion and production tie-in.

2.	Witnessed continued production improvement at Drake/Woodrush to 600 BOE/d, 68% light oil. (Dejour =75% WI).

We continue to see modest improvement in product prices on both sides of the border and these increases, combined with stable production at Drake/Woodrush, should generate positive funds from operations in the second quarter of this year.

Colorado – The Evolution of the Niobrara/Mancos Shale Resource Play – Part II

In a News Release dated March 28, 2013 announcing our results of operation for the year ended December 31, 2012, we noted a major US exploration company drilled a Niobrara/Mancos shale discovery well at a vertical depth of about 10,200 ft. (with a horizontal leg of about 4,600 ft.) mid-way between our Grand Valley (Roan Creek) and Kokopelli leasehold interest in the Piceance Basin of Colorado. Approximately 170 days following commencement of production, this well is still producing in excess of 10 MMcf/d. The company has announced publicly the discovery, extrapolated over its 180,000 acres in the Piceance Basin, could mean as much as 20-30 Tcf in recoverable natural gas reserves.

Dejour has approximately 12,500 gross acres (7,700 net acres) with “Niobrara/Mancos Shale” potential in Garfield County. Since the major US exploration company’s announcement of its discovery well we have determined from data available to the public:

a)	There is a 90% chance of dry gas recoveries in a typical Niobrara/Mancos shale well of more than 4.5 BCF;

b)	There is a 10% chance of liquids/gas recoveries of more than 9 BCF; and

c)	The “mean” recovery from a typical Niobrara/Shale gas well will be approximately 6.4 BCF/well.

Although the capital cost to drill these “shale” wells are considerably higher than conventional Williams Fork wells, the increased economics far outweigh the increase in costs. We continue to study our acreage to determine the most optimum method of exploiting the Niobrara/Mancos potential on our lands. We fully expect this exciting shale play to be the focus of our Company’s growth effort in 2013 and we look forward to reporting to shareholders as our financing, exploration, and development plans evolve from the planning to the execution stages.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders’ best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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